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                                                                   Donna Alston
                                             Director, Corporate Communications
                                                                 (610) 645-1095

                                                               Idalia Rodriguez
                                                   Director, Investor Relations
                                                                 (610) 645-1084

FOR RELEASE: December 2, 1997

          DIVIDEND INCREASE AND STOCK DISTRIBUTION ANNOUNCED FOR PSC
                                 SHAREHOLDERS
              Sixth consecutive year of dividend increases at PSC

         BRYN MAWR, PA, December 2 -- The Board of Directors of Philadelphia Suburban Corporation (NYSE/PSC) today authorized a dividend increase and 33 percent stock distribution.
         PSC announced plans for a four-for-three stock split in the form of a stock distribution to all shareholders of record on December 15, 1997. Additionally, the PSC Board of Directors voted to increase the quarterly dividend, effective March 1, 1998, by 2 percent to an annual rate of $.867 from $.85 per share on a pre-split basis. This is the second dividend increase granted by the company announced in a six month period. PSC increased its quarterly dividend 5 percent on September 1, 1997. Following the stock distribution in January, the dividend rate effective March 1, will be $.1625 per share on the increased number of shares or $.65 per share annualized.
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The common stock distribution and additional dividend increase come on the heels of the Company's 1997 third quarter financial results where record levels of revenue, net income and earnings per share were achieved (third quarter earnings per share increased 19.4% to $.37 per share). "As the Company continues its financial success, and we look optimistically to more customer growth in the future, the Board recognizes the importance of rewarding its shareholders with dividend increases," explained PSC Chairman Nicholas DeBenedictis. This will be the sixth consecutive year of dividend increases, and the Company dividend will have increased 7 percent year to year when the next payment is made on March 1, 1998.
          Shareholders of record on December 15 will receive one additional share for every three shares held. Distribution of the additional shares is planned at the close of business on January 12, 1998 with an ex-distribution date of January 13.
         Philadelphia Suburban Corporation is the holding company for Philadelphia Suburban Water Company, a regulated public utility that provides water to approximately one million residents in an area covering 400 square miles and 93 municipalities in Southeastern Pennsylvania. Philadelphia Suburban Corporation is a publicly-traded company listed on both the New York and Philadelphia Stock Exchanges under the ticker symbol "PSC".
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